Exhibit 1.3

(portions of this exhibit which are indicated by the word CONFIDENTIAL have been omitted pursuant to a request for confidential treatment).

SUPPLY AGREEMENT

THIS SUPPLY AGREEMENT, dated as of August   , 2009 (this “Agreement”), is made by and between EnerDel, Inc., a Delaware corporation (“EnerDel”), and Think Global AS, a Norwegian corporation (“Think”). EnerDel and Think are sometimes each referred to herein as a “Party” and, together, as the “Parties.”

WHEREAS, EnerDel has developed or has possession of proprietary technology and other intellectual property relating to, among other things, lithium-ion batteries and battery cells designed for automotive applications (“EnerDel Technology”);

WHEREAS, Think is in the business of designing, manufacturing or otherwise producing vehicles and drive systems that use lithium-ion or sodium batteries as its primary power source; and

WHEREAS, EnerDel is willing to design, develop, manufacture and sell lithium-ion batteries and related products using EnerDel Technology to Think, and Think is willing to purchase such lithium-ion batteries and products from EnerDel; all in accordance with the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties agree as follows:

1.	THE PRODUCT.

This Agreement governs the manufacture and supply by EnerDel and the purchase by Think of the lithium-ion batteries having the specifications set forth on Exhibit A (such specifications, as may be modified hereunder by mutual agreement by the Parties, the “Specifications”). Except as expressly provided otherwise, all references to lithium-ion batteries to be ordered by the Think Entities (as defined below) and sold by EnerDel shall comport with the Specifications. Each such lithium-ion battery to be manufactured, supplied and purchased hereunder is referred to herein as a “Unit”.

2. SUPPLY AND PRICING.

2.1 General. EnerDel agrees to manufacture and sell the Units to the Think Entities, and Think agrees to purchase (and shall cause all of the other Think Entities to purchase) the Units from EnerDel; in each case, in accordance with the terms and conditions set forth in this Agreement. As used herein, the term “Think Entities” means Think and all of its direct and indirect parent companies and subsidiaries. Think shall cause the other Think Entities to comply with the agreements and covenants contained in this Agreement applicable to such other Think Entities, and Think shall be liable to EnerDel for all breaches by the other Think Entities of the representations, warranties and covenants contained herein applicable to such other Think Entities.

2.2 Exclusivity Period.

2.2.1 As used herein, the term “Exclusivity Period” means the period commencing on the date hereof and ending on the six-month anniversary of the date on which Think commences full-scale commercial production of automobiles powered by lithium-ion batteries of not less than 125 completed vehicles per month, for a period of not less than three consecutive months. Think shall use its reasonable best efforts to reach such full-scale commercial production as soon as practicable.

CONFIDENTIAL INFORMATION REMOVED

2.3.3 With respect to drive trains and other products powered by batteries that are marketed and/or sold by the Think Entities (collectively, the “Non-Vehicle Products”), (i) the purchase and installation of lithium-ion batteries supplied by EnerDel in the Non-Vehicle Products shall count towards the purchase minimums of 5,000 and 10,000 lithium-ion batteries set forth in Sections 2.3.1(y) and 2.3.2(y), respectively, and (ii) all Non-Vehicle Products sold to customers sourced by EnerDel (or otherwise introduced to the Think Entities by EnerDel) shall be powered by lithium-ion batteries supplied by EnerDel.

2.3.4 The Think Entities shall use their reasonable best efforts to market vehicles and Non-Vehicle Products using lithium-ion batteries supplied by EnerDel.

2.3.5 If and to the extent EnerDel markets or sells drive trains powered by batteries, EnerDel shall exclusively market and sell the drive trains manufactured by the Think Entities. The preceding sentence shall not be deemed to restrict EnerDel from selling its batteries to customers that choose to use drive trains that are not manufactured by the Think Entities. The Parties shall, within two months from the termination of this Agreement: (i) prepare a business plan for this cooperation, (ii) prepare and conclude a separate agreement establishing the terms and conditions for this cooperation based on the provisions of this Section 2.3.5.

2.3.6 Reference is made to a Securities Investment and Subscription Agreement (the “SISA”), by and among Think Holdings, AS, parent company of Think (“Think Holdings”), and the several investors party thereto, including Ener1, Inc., parent company of EnerDel (“Ener1”). If Think Holdings requests the maximum capital calls under the SISA for both the second and third tranches contemplated therein, and Ener1 fails to make an aggregate equity investment of US$15,000,000 in Think Holdings under the SISA, then the installation percentages set forth in Sections 2.3.1(i) and (ii), and Sections 2.3.2(i) and (ii), shall be reduced by multiplying the applicable installation percentage by the quotient of (x) the actual amount invested by Ener1 divided by (y) $15,000,000.

2.4 Order and Pricing.

2.4.1 Each order to purchase a Unit (each, an “Order”) must be submitted by Think to EnerDel not less than 120 days prior to the date on which such Order needs to be delivered to Think. Each Order shall be submitted on a purchase order form in the form attached hereto as Exhibit B. EnerDel shall not have the right to refuse an Order for other than reasons beyond its control.

2.4.2 Confidential

2.4.3 Notwithstanding the foregoing, the pricing reflected in this Section 2 shall be subject to adjustment upon mutual agreement of the Parties, provided that the Parties shall negotiate in good faith to make such adjustments to account for the following circumstances:

(i)	if the Think Entities purchase 5,000 or more Units during the first 24 months after the date hereof, the Parties shall benchmark the Unit prices, quality, life and warranty terms, all of which may be used for the basis of price negotiations thereafter.;

(ii)	fluctuations in commodity and material prices; and

(iii) CONFIDENTIAL

2.5 Anticipated Orders. Think acknowledges and agrees that EnerDel will be incurring substantial development and other costs in connection with producing the Units, and that EnerDel is willing to incur such costs in part on Think’s good faith projection of the minimum number of Units that it anticipates ordering. Think shall provide EnerDel a rolling 12 month forecast of the number of Units it anticipates ordering, and shall provide an updated projection to EnerDel on the first business day of each month. Each such projection shall be deemed a representation made by Think to EnerDel of its good faith projection of the anticipated orders reflected therein. The Parties shall use their respective reasonable best efforts to ensure that production volume shipments of the Units commences no later than the end of 2009.

2.6 Development and Modifications to Units and Pricing Schedule.

2.6.1 The Parties shall promptly commence engineering and validation work and if, as a result of such work, Think requires changes to the Specifications, Think shall provide EnerDel with such modified specifications and other information necessary for EnerDel to develop lithium-ion batteries meeting such modified specifications. If EnerDel agrees to make such modifications, the Parties shall amend Exhibit A and, if necessary, the pricing schedule set forth in Section 2.4, and such modified specifications shall be deemed to be the “Specifications” hereunder, provided that Think shall be solely responsible for the development costs of such modified Units, and such amendments shall take into account any new or additional development and production costs that EnerDel would incur in connection with designing and supplying such modified Units to the Think Entities.

2.6.2 As of the date hereof, the Parties intend to develop a version of the lithium-ion battery using lower kWh (in the range of 20-22 kWh, although the exact energy content will be confirmed by Think and EnerDel after the date hereof) to improve Think sales, and the Parties agree to negotiate in good faith the pricing for such lithium-ion batteries. Solely for purposes of reference, as of the date hereof, EnerDel estimates that the price for one 21kWh lithium-ion battery would be CONFIDENTIAL, provided that such pricing would be effective from the SOP of such version of lithium-ion battery until the later of (i) the date on which 3000 of such batteries have been sold by EnerDel hereunder and (ii) June 30, 2011. After such later date, Think shall have set market benchmarking for the pricing of such battery, provided that such benchmarking shall be consistent with the pricing of not less than three established and recognized lithium-ion suppliers (and the price quotes of such alternative suppliers must be in writing), and shall further include a supply period of not less than 24 months. If EnerDel does not offer Think competitive pricing on such batteries in accordance with this Section 2.6.2, and as a result, Think desires to use an alternative supplier before it has satisfied the minimum purchase requirements of Section 2.3, then prior to entering into a supply agreement with such alternate supplier, Think shall cause such alternate supplier to purchase all of Ener1’s equity interest in Think at a price that is the greater of (i) the liquidation preference of such equity interest and (ii) the fair market value of such equity interest. Notwithstanding the foregoing, EnerDel will, at all times prior to being bought out by an alternate supplier, have the right to match the pricing of any of such competitor, in which case, Think shall purchase such batteries from EnerDel.

2.6.3 During the engineering development, pre-production and ramp up periods for the launch of the EnerDel lithium-ion batteries, the Parties shall negotiate in good faith to jointly establish appropriate milestones which will be reviewed periodically in order to assure that any production or other problems or issues are identified and addressed as promptly as practicable.

2.6.4 The Parties shall work exclusively with each other and cooperate in good faith to create a supplemental cooling system for the lithium-ion batteries required for high ambient temperature markets, and will share in the development costs associated with such cooling system in manner that is economically consistent with the terms of this Agreement.

2.7 Timeliness of Delivery. Unless otherwise agreed, delivery times shall be as set forth in the applicable Order. EnerDel shall use commercially reasonable efforts to meet the agreed upon time of delivery for each Order. In the event that EnerDel has reason to believe that a delivery will be delayed, Think shall be notified promptly about the extent and cause of the delay. EnerDel shall use its commercially reasonable efforts to minimize the extent of any such delay. If Think requests any changes to the date or place of delivery of any Units, the Parties will negotiate in good faith an adjustment to the price and, if applicable, the delivery schedules. EnerDel shall be responsible for any demonstrable loss incurred by Think to the extent directly caused by EnerDel’s delay (and such delay is not caused by Force Majeure, Think or the carrier), provided that such recourse against EnerDel shall not exceed the purchase price of the Units subject to such delayed shipment. If there has been a delay caused by EnerDel (and such delay is not caused by Force Majeure, Think or the carrier), Think may request shipment of the Units subject to such delay by a more expeditious and commercially reasonable method of transportation, and EnerDel shall cover the extra costs of such transportation.

2.8 Packing and Marking. EnerDel shall pack and mark the Units in accordance with its applicable packaging standards unless specific instructions have been previously provided by Think to EnerDel. Think shall inform and provide EnerDel with any changes in such standards in writing a minimum of 90 days in advance of any shipment. Think shall be responsible for additional packaging costs associated with packaging standards specified by Think. Freight Bill or Bill of Lading and any other legally required documents will accompany each material shipment.

2.9 Shipping. The Units shall be delivered to the place determined by Think in each Order. The pricing reflected in this Section 2 does not include the price of shipping and insurance costs. Such costs shall be paid by Think and added to the invoice for each delivery of Units.

2.10. Inspection and Correction. Think shall inspect the Units visually upon delivery without undue delay, to detect any damage to the Units during transportation, and notify EnerDel of any defect within 10 days of the date on which such Units were delivered. EnerDel will be deemed to have received the Units without defect if no notice of defect is received by EnerDel within such 10 day period. If Think elects to repair any defects in the Units, it will consult with EnerDel on the method of correction. EnerDel assumes no responsibility and shall have no liability for any repairs by Think without EnerDel’s prior written authorization.

This provision shall in no way limit EnerDel’s liability under the warranty provisions set forth in Section 2.14.

2.11 Storage. Upon delivery of the Units, Think will be solely responsible to ensure the correct storing, handling and usage of the Units.

2.12 Payment. Think will make full payment on all Units shipped hereunder no later than 30 days from receipt of EnerDel’s invoice therefore. Such payment will be made by wire transfer of U.S. Dollars in immediately available funds pursuant to EnerDel’s instructions. Late payments will accrue interest at a rate of 18% per annum.

2.13 Taxes. The purchase price set forth in all invoices will include all elements of freight, duty and tax, with the exception of value added tax (VAT), which, if applicable, will be shown separately on the invoice.

2.14 Warranty.

2.14.1 EnerDel warrants that the Units will, during the warranty period specified below, confirm in all material aspects to the applicable drawings, specifications, or other description furnished pursuant to the Order, be free of defects in design (to the extent that EnerDel furnished the design), materials and workmanship that materially affect the performance of such Units. Upon delivery of the Units, Think will be solely responsible for ensuring that the Units are properly stored, handled and used, and the warranty hereunder shall not extend to any problems arising as a result of improper storage, handling or usage by Think or any of its customers.

2.14.2 CONFIDENTIAL.

2.14.3 During the warranty period, EnerDel will promptly and at its own cost replace or repair any defective Units. EnerDel’s obligation under this warranty is strictly and exclusively limited to furnishing repairs or replacements for Units determined to be defective. EnerDel assumes no responsibility and shall have no liability for any repairs by Think without EnerDel’s prior written authorization.

2.14.4 The warranty provided hereunder will not apply if (i) the subject Units have not been stored or installed properly, or have not been used in accordance with their intended purpose; (ii) the subject Units have been modified without the prior written approval of EnerDel; (iii) Think fails to give prompt written notice of the applicable defect to the Units before the end of the applicable warranty period; or (iv) Think fails to preserve and turn over to EnerDel, or fails to permit reasonable inspection by EnerDel of, the subject Units. The warranty provided hereunder will not cover any defects arising from corrosion, abrasion or negligent attendance or faulty operation, or ordinary wear and tear.

2.14.5 EnerDel shall indemnify and hold Think harmless in respect of the reasonable costs of recall campaigns and other corrective service actions that are required to rectify the Units to the extent covered under the warranty hereunder.

2.14.6 Replaced Units are subject to the same warranty conditions as the original Units, counted from the time when the replacement was completed.

2.14.7 THE WARRANTY PROVIDED HEREUNDER IS THE ONLY WARRANTY MADE BY ENERDEL AND IS IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, AND ENERDEL DISCLAIMS ON BEHALF OF ITSELF AND ITS AFFILIATES ANY AND ALL IMPLIED WARRANTIES, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A SPECIFIC PURPOSE, SUITABILITY OR PERFORMANCE. NO OTHER PROMISE OR AFFIRMATION OF FACT NOT EXPRESSLY CONTAINED IN THE WARRANTY PROVIDED HEREUNDER (INCLUDING, BUT NOT LIMITED TO, STATEMENTS REGARDING CAPACITY OR PERFORMANCE OF THE UNITS) WILL CONSTITUTE A WARRANTY OF ENERDEL OR GIVE RISE TO ANY LIABILITY OR OBLIGATION ON THE PART OF ENERDEL.

3. REPRESENTATIONS AND WARRANTIES.

3.1 Representations by EnerDel. EnerDel represents and warrants that, as of the date hereof: (i) it is duly organized and validly existing under the laws of the State of Delaware and has full corporate power and authority to enter into this Agreement; (ii) it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement and the performance of its obligations under this Agreement; and (iii) the performance of its obligations under this Agreement do not conflict with, or constitute a default under, its charter documents, any of its material contractual obligation or any court order applicable to it.

3.2 Representations by Think. Think represents and warrants that, as of the date hereof: (i) it is duly organized and validly existing under the laws of Norway and has full corporate power and authority to enter into this Agreement; (ii) it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement and the performance of its obligations under this Agreement; and (iii) the performance of its obligations under this Agreement do not conflict with, or constitute a default under, its charter documents, any of its material contractual obligation or any court order applicable to it.

4. INTELLECTUAL PROPERTY RIGHTS.

4.1 Ownership by EnerDel. Notwithstanding any provision in this Agreement to the contrary (including Section 5), as between Think and EnerDel, EnerDel shall retain exclusive ownership of all right, title and interest, throughout the world, in all Intellectual Property (as defined below) relating to the Units (and any other products supplied by EnerDel hereunder) or the manufacture and/or development of the Units or such other products (the “EnerDel IP Rights”), whether or not based on materials, information, advice and the like received by EnerDel from Think or any other party. For the avoidance of doubt, as between Think and EnerDel, EnerDel exclusively owns and will own all Intellectual Property relating to the lithium-ion battery technology and all derivatives thereof incorporated into the Units or used in the manufacture and/or development of the Units. Nothing in this Agreement shall be deemed to constitute a transfer of Intellectual Property from EnerDel to Think, or vice versa, or to any other party. EnerDel and Think shall retain all rights in their respective trademarks and trade names. Think shall not alter or remove any of EnerDel’s trademarks and shall not use any of EnerDel’s trademarks or trade names without EnerDel’s prior written consent.

4.2 Acknowledgment of EnerDel Intellectual Property Rights. Think will not directly or indirectly: (i) challenge or contest the validity or enforceability of any of the EnerDel IP Rights, or any EnerDel trademarks or trade names; (ii) dispute the validity, enforceability or EnerDel’s exclusive ownership of any of the EnerDel IP Rights, or any EnerDel trademarks or trade names, or initiate or participate in any proceeding opposing the grant of any license, patent, trademark or other intellectual property right, or challenging any patent or trademark application in connection with any matter that is a part of the EnerDel IP Rights or any EnerDel trademarks or trade names; (iii) apply to register or otherwise obtain registration of any EnerDel IP Rights or any EnerDel trademarks or trade names; or (iv) assist any other party to do any of the foregoing.

4.3 Definition of Intellectual Property. As used herein, the term “Intellectual Property” means any and all U.S. or foreign patents, patent applications, copyrights and copyright registrations and applications, inventions, invention disclosures, protected formulae, formulations, processes, methods, trade secrets, computer software, computer programs and source codes, manufacturing research and similar technical information, know-how, customer and supplier information, assembly and test data drawings or royalty rights.

5. CONFIDENTIALITY.

5.1 General. Each Party (the “Receiving Party”) agrees (i) to hold the Confidential Information (as defined below) of the other Party (the “Disclosing Party”) in strict confidence and to take all precautions to protect such Confidential Information (including, without limitation, all precautions the Receiving Party employs with respect to its own Confidential Information), (ii) not to disclose any Confidential Information or any information derived therefrom to any third party; provided, however, that the Receiving Party may disclose Confidential Information to any of its officers, directors, employees, associates, agents, attorneys, financial advisors or auditors (collectively, “Representatives”) who need to know such information for purposes of implementing the terms of this Agreement, but only if such Representatives are advised of this Agreement and agree to abide by its terms, and (iii) not to make any use whatsoever at any time of such Confidential Information except to implement the terms of this Agreement. Without granting any right or license, the Disclosing Party agrees that the foregoing clauses (i), (ii) and (iii) shall not apply with respect to any information that the Receiving Party conclusively documents (a) is, through no improper action or inaction by the Receiving Party or any affiliate or Representative of the Receiving Party, generally available to the public, (b) was in its possession or known by it prior to receipt from the Disclosing Party, (c) was rightfully disclosed to it by a third party not under a duty of confidentiality with respect to such information, provided the Receiving Party complies with any restrictions imposed on it by such third party, or (d) was developed by the Receiving Party without the use of any Confidential Information of the Disclosing Party.

5.2 Disclosure under Legal Process. The Receiving Party may disclose Confidential Information to the extent such disclosure is required by the order of any court or regulatory authority; provided, however, that the Receiving Party (i) shall use diligent efforts to limit such disclosure and (ii) shall provide the Disclosing Party with prior written notice of such disclosure sufficient to allow the Disclosing Party to obtain a protective order or otherwise seek to prevent such disclosure.

5.3 Return of Confidential Information. The Receiving Party acknowledges and agrees that all Confidential Information will remain the property of the Disclosing Party and will be promptly returned or destroyed upon the Disclosing Party’s request. The Receiving Party will promptly inform the Disclosing Party if it becomes aware of any misappropriation, misuse or improper disclosure of any Confidential Information or any breach of this Agreement by the Receiving Party or its Representatives. Immediately upon (i) the termination of this Agreement in accordance with the terms hereof, or (ii) a request made at any time by the Disclosing Party, the Receiving Party will deliver to the Disclosing Party all Confidential Information of the Disclosing Party in the possession of the Receiving Party or its Representatives, including all documents or media containing any such Confidential Information and any and all copies or extracts thereof, whether prepared by the Receiving Party or the Disclosing Party.

5.4 Duration. The terms of this Agreement and the Parties’ obligations hereunder with respect to any Confidential Information disclosed hereunder will survive for a period of five years from the last date on which any such Confidential Information was disclosed.

5.5 Definition of Confidential Information. As used herein, the term “Confidential Information” means any technical or business information of a Disclosing Party or any of its affiliates, regardless of whether such information is specifically designated as confidential and regardless of whether such information is conveyed or maintained in written, oral, graphic, physical, electronic, or other form. Confidential Information may include, without limitation, unpublished patent applications, inventions, trade secrets, know-how, show-how, processes, procedures, formulae, products, drawings, materials, apparatus, methods, customer or supplier specifications or requirements, computer software and other data, technical documentation or specifications, plans, records, test results, permissions, licenses and approvals, telephone numbers, e-mail addresses and names, techniques, business operations, financial information (including pricing and costing), customer and/or supplier information, distribution information, and other records and information.

6. ADDITIONAL AGREEMENTS.

6.1 U.S. Manufacturing Location. CONFIDENTIAL

6.2 Public Relations. Except as may be required by applicable law, none of the Think Entities shall make any public announcements or communicate with the U.S. Department of Energy or any other governmental authority located in the U,S. regarding or otherwise relating to this Agreement, the transactions contemplated hereby or the relationship between the Parties without first consulting with EnerDel with a view towards conveying information in an accurate and consistent manner. In furtherance of the foregoing, the Think Entities shall engage the services of the Washington D.C.-based consulting firm Emerging Markets Communications to advise it on such announcements and communications. The Think Entities shall also work with the public relations department of EnerDel and its affiliates on all press releases and other public communications made by Think with respect to matters described in this Section 6.2.

7. DAMAGE CAUSED BY UNITS AND LIMITATION ON LIABILITY.

7.1 Subject to the limitations on liability set forth in Section 7.2, EnerDel shall be liable to Think for all losses incurred by Think as a result of any defective Unit covered by the warranty set forth in Section 2.14.

7.2 NOTWITHSTANDING ANY OTHER PROVISION IN THIS AGREEMENT TO THE CONTRARY, (A) ENERDEL’S AGGREGATE RESPONSIBILITIES AND LIABILITIES, WHETHER ARISING OUT OF CONTRACT OR TORT, INCLUDING NEGLIGENCE AND STRICT LIABILITY, UNDER THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, TO ALL CLAIMS FOR BREACH OF ANY WARRANTY OR GUARANTEE, FAILURE OF PERFORMANCE OR DELAY IN PERFORMANCE BY ENERDEL OR PERFORMANCE OR NON-PERFORMANCE OF THE UNITS SHALL NOT EXCEED THE GREATER OF (I) $10,000,000 AND (II) THE AGGREGATE AMOUNT ACTUALLY PAID BY THINK TO ENERDEL UNDER THIS AGREEMENT, PROVIDED THAT IN NO EVENT SHALL SUCH AMOUNT EXCEED $20,000,000, AND (B) IN NO EVENT SHALL ENERDEL BE LIABLE IN CONTRACT OR IN TORT, INCLUDING NEGLIGENCE AND STRICT LIABILITY, FOR ANY SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES OF ANY KIND OR CHARACTER, INCLUDING, WITHOUT LIMITATION, LOSS OF USE OF PRODUCTIVE FACILITIES OR EQUIPMENT, LOSS OF REVENUES OR PROFITS OR LOSS UNDER PURCHASES OR CONTRACTS MADE IN RELIANCE ON THE PERFORMANCE OR NON-PERFORMANCE OF THIS AGREEMENT, WHETHER SUFFERED BY A PARTY TO THIS AGREEMENT OR ANY THIRD PARTY, OR FOR ANY LOSS OR DAMAGE ARISING OUT OF THE SOLE OR CONTRIBUTORY NEGLIGENCE OF SUCH PARTY, ITS EMPLOYEES OR AGENTS OR ANY THIRD PARTY.

8. INDEMNIFICATION.

Think shall indemnify and hold EnerDel, its affiliates and their officers, directors and employees (each, an “Indemnified Party”) harmless from any and all losses, liabilities, obligations, claims, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Indemnified Party may suffer or incur as a result of or relating to the improper storage, handling, installation or use of the Units by Think, any of its affiliates or any of their customers or other end-users.

9. TERM AND TERMINATION.

9.1 Term. This Agreement will commence on the date hereof and shall continue in effect until the later of CONFIDENTIAL

9.2 Termination. Either Party shall have the right to terminate this Agreement (i) upon a final determination, in accordance with Section 10.6, of a failure by the other Party to comply with any material term of this Agreement, or (ii) pursuant to the last sentence of Section 10.9. EnerDel shall have the right to immediately terminate this Agreement upon Think’s breach of Section 4.2.

9.3 Accrued Liability. Termination of this Agreement for any reason shall not release either Party hereto from any liability which at the time of such termination or expiration has already accrued to the other Party prior to such time. Such termination or expiration will not relieve a Party from accrued payment obligations or from obligations which are expressly indicated in this Agreement to survive termination or expiration of this Agreement.

9.4 Surviving Provisions. The provisions of Sections 4 — 10 shall survive the termination of this Agreement in accordance with their respective terms.

10. MISCELLANEOUS.

10.1 Relationship of the Parties. Nothing in this Agreement is intended or will be deemed to constitute a partnership, joint venture, joint development, agency or employer-employee relationship between the Parties. Neither Party shall have the right, power or authority to make any representation or any binding agreement or arrangement on behalf of the other Party.

10.2 Assignments. Neither this Agreement nor any interest hereunder will be assignable, and no other obligation will be delegable, by a Party without the prior written consent of the other Party. This Agreement shall be binding upon successors and permitted assigns of the Parties. Any assignment not in accordance with this Section 10.2 will be null and void.

10.3 Force Majeure. Neither Party will be liable for any breach or failure to perform under this Agreement if such breach or failure to perform is due to an act beyond the reasonable control of such Party, which include by way of illustration, but not limitation, acts of God or public enemy, acts of any foreign, federal, state, local or other government, either in its sovereign or contractual capacity, fire, floods, civil disobedience, strikes, lockouts, freight embargos, inclement weather, or any other cause or condition beyond such Party’s reasonable control; provided, however, that the Party which has been so affected will (i) promptly give written notice to the other of the fact that it is unable to so perform and the cause(s) therefore; and (ii) resume its performance under this Agreement immediately upon the cessation of such cause(s).

10.4 Entire Agreement; Amendments. This Agreement and its Exhibits constitute and contain the entire understanding and agreement of the Parties respecting the subject matter hereof and cancels and supersedes any and all prior and contemporaneous negotiations, correspondence, understandings and agreements between the Parties, whether oral or written, regarding such subject matter. No waiver, modification or amendment of any provision of this Agreement will be valid or effective unless made in writing and signed by the Parties.

10.5 Captions. The captions to this Agreement are for convenience only, and are to be of no force or effect in construing or interpreting any of the provisions of this Agreement.

10.6 Governing Law.

10.6.1 New York Law. This Agreement will be governed by and interpreted in accordance with the laws of the State of New York, applicable to contracts entered into and to be performed wholly within the State of New York.

10.6.2 Dispute Resolution; Jurisdiction. Each Party shall use good faith to amicably settle any dispute arising under this Agreement, and if, in the reasonable judgment of such Party, such dispute cannot be amicable settled, such dispute shall be subject to the provisions of this Section 10.6.2. Subject to the foregoing sentence, each party hereby irrevocably submits to the jurisdiction of the state and federal courts sitting in the City and County of New York for the adjudication of any dispute hereunder or in connection herewith, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper; provided, however, that any dispute concerning the scope, construction, validity, enforceability or infringement of any EnerDel patent or related Intellectual Property shall be heard and decided in a court of competent jurisdiction under the local patent laws of the jurisdictions having issued the patent in question.

10.6.3 Waiver of Personal Service of Process. Each Party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

10.7 Notices and Deliveries. Any notice, demand or request required or permitted to be given by a Party to the other Party pursuant to or concerning the terms of this Agreement or the resolution of any dispute hereunder shall be in writing and shall be deemed delivered (i) when delivered personally, (ii) on the next business day after timely delivery to a reputable overnight courier and (iii) on the business day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid), addressed as follows:

If to EnerDel:

EnerDel, Inc.
8740 Hague Road Bldg. 7
Indianapolis, IN 46256
Attn:	Chief Executive Officer

with a copy (which shall not constitute notice) to:

Ener1, Inc.
1540 Broadway Suite 25C
New York, NY 10036
Attn:	General Counsel

If to Think:

with a copy (which shall not constitute notice) to:

10.8 Waiver. A failure by either Party to exercise any rights or remedies it may have hereunder shall not operate as a waiver of such rights or remedies. A waiver by either Party of any of the terms and conditions of this Agreement in any instance will not be deemed or construed to be a waiver of such term or condition for the future, or of any subsequent breach hereof. All rights, remedies, undertakings, obligations and agreements contained in this Agreement will be cumulative and none of them will be in limitation of any other remedy, right, undertaking, obligation or agreement of either Party.

10.9 Severability. If any provision of this Agreement is held to be prohibited by, invalid or unenforceable under applicable law, such provision will be ineffective only to the extent of such prohibition, unenforceability, or invalidity, without invalidating the remainder of this Agreement. The Parties will make a good faith effort to replace the applicable provision with one that is both valid and which the Parties agree is in substance consistent with the original provision. In the event the Parties do not agree upon such a substitute provision, either Party shall have the right to terminate this Agreement by providing 60 days written notice of termination to the other.

10.10 Compliance with Laws. Notwithstanding anything to the contrary contained herein, all rights and obligations of EnerDel and Think are subject to prior compliance with, and each Party shall comply with, all United States and foreign export and import laws, regulations, and orders, and such other United States and foreign laws, regulations, and orders as may be applicable, including obtaining all necessary approvals required by the applicable agencies of the governments of the United States and foreign jurisdictions.

10.11 Counterparts. This Agreement may be executed simultaneously in any number of counterparts, any one of which need not contain the signature of more than one Party but all such counterparts taken together will constitute one and the same agreement. An executed counterpart of this Agreement may be delivered by verifiable facsimile transmission or by email in a suitable electronic format.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

ENERDEL, INC.

By:	Name:
Title:

THINK GLOBAL AS

By:	Name:

Title:Exhibit A

UNIT SPECIFICATIONSExhibit B

FORM OF PURCHASE ORDER